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           SECOND AMENDMENT TO FIRST AMENDED AND RESTATED AGREEMENT OF
                               LIMITED PARTNERSHIP


                  This Second Amendment to First Amended and Restated Agreement of Limited Partnership (the "Amendment") is made as of this 15th day of July, 1998, by Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust ("PREIT").

                                   Background

                  PREIT is the general partner of PREIT Associates, L.P., a Delaware limited partnership (the "Limited Partnership").

                  Pursuant to Section 16.15(A) and 16.15(C) of the First Amended and Restated Agreement of Limited Partnership of PREIT Associates, L.P. dated as of September 30, 1997 (as previously amended, the "Partnership Agreement"), PREIT is authorized to amend certain sections of the Partnership Agreement in its sole discretion and without the consent of any other partner of the Limited Partnership, unless a partner in the Limited Partnership would be adversely affected by such amendment.

                  PREIT has determined that this Amendment will not adversely affect any partner of the Limited Partnership.

                  NOW, THEREFORE, PREIT, acting as the sole general partner of the Limited Partnership, hereby amends the Partnership Agreement by amending and restating Section 12.3.A. thereof in its entirety as follows:

                  "A. GENERAL. Prior to the first anniversary of the Issuance Date, no Limited Partner shall Transfer all or any portion of its Limited Partner Units to any Person without the consent of the General Partner, which consent may be withheld in its sole discretion; except for (i) Transfers to a Family Member pursuant to the laws of descent or devise or to either a trust established for the benefit of such Partner or such Partner's Family Members or to any entity all of the beneficial interests of which are owned by such Partner or such Partner's Family Members, (ii) Transfers by partnerships and other entities owning interests in Units to Limited Partners or other beneficial owners of such entities; and the transferees in each such case described in this subpart (ii) or in subpart (i) shall be admitted as Additional Limited Partners simultaneously with such transfer and (iii) pledges by any Limited Partner of all or any portion of its Limited Partner Units to financial institutions as collateral or security for a bona fide loan or other obligations ("Pledges"), and Transfers of such pledged Limited Partner Units to such lending institutions in connection with the exercise of remedies under such loan or other obligations (any such Transfer, a "Permitted Transfer"); provided, that, in each and every case, such Transfers shall comply with all other provisions of this Article XII. Except as limited by the preceding sentence or any other agreement among the pertinent parties, each holder of record of Limited Partner Units shall have the

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right to Transfer all or any portion of such Units to any Person, subject to the provisions of Section 12.6 hereof and to satisfaction of each of the conditions set forth herein."

                  The Partnership Agreement, as amended hereby, is hereby ratified and confirmed in all respects.

                  IN WITNESS WHEREOF, PREIT has caused this Amendment to be executed by its duly authorized representative as of the date first written above.

                                   PENNSYLVANIA REAL ESTATE INVESTMENT TRUST


                                   By /s/ Jonathan B. Weller
                                      -------------------------------------
                                      Name:  Jonathan B. Weller
                                      Title: President